September 24, 2010

Via EDGAR

William H. Thompson
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	American DG Energy Inc. (“we” or the “company”) Item 4.01 Form 8-K File No. 001-34493

Dear Mr. Thompson:

The purpose of this letter is to respond to your letter of September 23, 2010 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments. We are concurrently filing an amendment to the Form 8-K to reflect the changes we describe below.

Item 4.01 Form 8-K Filed September 21, 2010

1.	We note your reference to GlenRose Instruments, Inc. as the Registrant. Please revise.

We will revise our reference and list American DG Energy Inc. as the Registrant.

2.	Please disclose the actual date that Caturano resigned. Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

We will amend our disclosure to include that Caturano and Company, Inc. resigned on September 16, 2010.

3.
We note your disclosure of a material weakness in your internal control over financial reporting that is a reportable event. Please disclose whether (i) a committee of the board of directors, or the board of directors, discussed the subject matter of each reportable event with Caturano and (ii) whether you authorized Caturano to respond fully to inquiries of the successor accountant concerning the subject matter of each reportable event and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to paragraphs (a)(1)(iv) and (v) of Item 304 of Regulation S-K.

We will amend our disclosure to include the following: “The Audit Committee of the Board of Directors of the Registrant discussed the subject matter of each reported material weakness with Caturano. The Registrant has authorized Caturano to fully respond to inquiries of the successor accountants concerning the subject matter of each reported material weakness.”

4.	Please file an updated letter from Caturano and Company, Inc. as an exhibit to the amendment filed in response to our comments in accordance with Items 304(a)(3) and 601 (b)(l6) of Regulation S-K.

Securities and Exchange Commission
September 24, 2010

We will file an updated letter from Caturano and Company, Inc. as an exhibit to the amended Form 8-K.

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In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *    *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above.  Please call me at (781) 622-1117 or our attorney, Edwin Miller of Sullivan & Worcester in Boston, at (617) 338-2447 if you have any questions or require additional information.

Sincerely, AMERICAN DG ENERGY INC.

/s/ Anthony S. Loumidis

By:	Anthony S. Loumidis
Chief Financial Officer

cc:           Lisa Sellars, Staff Accountant